  Assn.    B.O. No.  CIF No.     Loan No.    Product Code               Customer Name            Commitment Amount
--------- --------- --------- ------------- -------------- ------------------------------------ -------------------
   53        70     1929535    1093157900       2035             CORN-ER STONE FARMER              1,050,000.00
--------- --------- --------- ------------- -------------- ------------------------------------ -------------------

                     EFFECTIVE INTEREST RATE AND DISCLOSURE

                                                      DATE: December 12, 2001
                                                            --------------------
The disclosures on this page are made pursuant to Section 4.13(a) of the Farm Credit Act of 1971, as amended, 12 U.S.C. 2199, and are not part of the contractual agreement between the Borrowers and the Lender. This Loan is not subject to the Truth-in-Lending (TIL) 15 U.S.C. 1601 et seq., and the effective rate of Interest described herein is not to be construed as the equivalent of the annual percentage rate which would be disclosed on a loan subject to TIL.

            Stated Interest Rate                 Effective Interest Rate
       The rate of interest currently          The stated rate of Interest
           applicable to the Loan             adjusted to take into account
                                               loan origination charges and
                                                  any purchase of stock
                    5.25 %                                5.53 %
                   ------                                ------

Except with respect to stock protected under Section 4.9A of the Farm Credit Act of 1971, as amended, stock that is purchased in the Lender or Lender's parent association, as applicable, is at risk.

INTEREST RATE PLAN:
(Adjustable Rate Prime Rate Based) the interest rate may be adjusted each month based upon changes in the prime rate.


In the event of default at any time during the term of the Loan, however, and at maturity, the Loan will be subject to a higher rate of interest.

STANDARD ADJUSTMENT FACTORS. The factors which the Lender takes into account in making adjustments to the interest rate on the Loan (except fixed rate loans and adjustments based on changes in the prime rate) include cost of funds, operating expenses, provision for loan losses, capital requirements, capital sharing, nonearning assets and competitive elements of the financial environment. The factors considered by the Lender may change during the term of the Loan.

REPRESENTATIVE EXAMPLES. These examples show the effect that changes in the stock requirement and loan origination fees would have on the effective interest rate of a sample loan with stock retired upon full payment of all loans. A $101,000 amortized loan, including a stock requirement of the lesser of $1,000 or 2% of the loan principal, amortized over a 5-year term with level annual payments, a stated interest rate of 10%, and loan origination charges of $1,000 would have an effective interest rate of 10.55%. If the loan was to remain at $101,000, but the loan original charges increase to $1,500, the effective interest rate would be 10.75%.


LOAN OPTIONS. The Lender may offer secured and unsecured short-and intermediate-term loans including lines of credit, with maturities up to 7 years or, in some instances, 10 years. Installments can be paid monthly, quarterly, semi-annually, annually, or according to other irregular repayment plans as may be agreed upon by the Borrowers and the Lender. Interest rates may be variable at the option of the Lender, fixed for a specified period and then variable, adjustable at specified intervals with the rate determined either at Lender's discretion or in accordance with the prime rate, or fixed for the term of the Loan. Some loan options are subject to certain conditions and are not available to all borrowers for all purposes. In addition, loan options, including interest rates, may vary by location and time period. The availability of any loan option is subject to change at any time at the discretion of the Lender. If the Lender is an ACA, Lender also offers long-term mortgage loans with maturities of 10 to 40 years secured by agricultural real estate or rural homes. Interest rates may be fixed for the term of the loan, variables at the option of the Lender, or adjustable at specified intervals with the rate adjusted either at Lender's discretion or in accordance with Treasury Security rates. These real estate mortgage loan options are subject to the same conditions, limitations, and varying availability as mentioned above for the short-and intermediate-term loans.

BORROWER RIGHTS:
1. At loan closing, Borrowers shall receive copies of loan documents signed by Borrowers. Upon request thereafter, Borrowers are entitled to copies of documents signed or delivered by Borrowers, copies of Lender's or the Lender's parent association's charter and bylaws, as applicable, and copies of Lender's appraisals of the collateral.

2. If the loan has an adjustable or variable interest rate, Borrowers will be notified in writing of any change in interest rate. The notice will be given not later than any deadline date required by regulations promulgated by the Farm Credit Administration.

3. If Borrowers' Loan is in a differential interest rate program, Borrowers may request that Lender review the Loan to verify that the proper interest rate category has been assigned, and also to explain in writing to Borrowers the basis for the interest rate charged and how the credit status of the Borrower may be improved to receive a lower interest rate on the Loan.

4. If Lender places Borrowers' Loan in nonaccrual status and such action results in an adverse action being taken against Borrower (such as revocation of any undisbursed loan commitment), the Lender shall notify Borrowers in writing of such change in status and the reason therefor. If Borrowers were not delinquent in any payments under the Loan at the time and Borrowers' request to have the Loan reinstated to accrual status is denied, Borrower may obtain a review of such denial before the Lender's credit review committee.

5. Lender may not commence foreclosure or other legal action against any collateral securing the Loan unless at least 45 days before such commencement Lender has provided Borrower with a copy of Lender's restructuring policy and forms on which Borrowers may submit a request for restructuring. If Borrowers' request for restructuring is denied, Borrowers may appeal the denial to Lender's credit review committee, and may also obtain an independent appraisal of any collateral (at Borrowers' expense) for consideration by the credit review committee.

6. If Lender acquires agricultural real estate by enforcement of Lender's lien, when Lender elects to sell or lease the acquired property, Borrowers shall have a right of first refusal on the property. Lender shall notify Borrowers in writing and Borrower's may purchase or lease the property, as appropriate, at the appraised fair market value, or if the property is sold by public offering, at the price of the highest qualified bid.

If you have any questions concerning the information contained on this disclosure page, please contact your servicing office.